January 18, 2022

Production Plans in February 2022, as of January 18

At Toyota, we have made repeated adjustments to our production plans due to a parts shortage resulting from the spread of COVID-19, causing various inconveniences to our customers and all parties concerned. We would like to express our gratitude to everyone involved for their immense support in helping us maintain production.

Our global production plan in February 2022 is expected to be around 700,000 units. Current demand is very strong, therefore we were aiming for a high February production plan. However, due to the impact of the continuing demand for semiconductors across all industries, we have adjusted our production plan by around 150,000 units globally.

As a result of the revision, the full-year production forecast for the fiscal year ending March 31, 2022 is expected to be lower than the previous forecast of 9 million units.

With regards to the shortage of semiconductor-related parts, we will continue to examine the situation and consult with all companies involved in considering the use of substitutes where possible in anticipation of a continuing shortage.

We will also continue to work with our suppliers in strengthening the supply chain and make every effort to deliver vehicles to our customers as soon as possible.

The following is the schedule for the suspension of domestic operations in February due to the plan revisions. We would like to offer our sincerest apologies to our customers and suppliers for the various inconveniences these adjustments may cause.

Suspension of operations in February (11 lines in 8 plants, out of 28 lines in 14 plants)

Plants			Period of production suspension	Production vehicles
	Motomachi Plant	GR line	1 (Tue), 2 (Wed), 3 (Thu), 4 (Fri), 7 (Mon), 8 (Tue), 9 (Wed), 10 (Thu), 11 (Fri), 14 (Mon), 15 (Tue), 16 (Wed)	GR Yaris
Toyota Motor Corporation	Takaoka Plant	Production line #1	12 (Sat), 19 (Sat)	Corolla, Corolla Touring, Corolla Cross
		Production line #2		RAV4, Harrier
	Tsutsumi Plant	Production line #1		Prius, Prius PHV, Corolla
		Production line #2		Corolla Sport, Camry, ES
	Tahara Plant	Production line #3	4 (Fri), 11 (Fri) 12 (Sat), 19 (Sat)	LS, IS, RC, RCF, NX
Toyota Motor Kyushu	Miyata Plant	Production line #1	2 (Wed), 3 (Thu), 4 (Fri), 9 (Wed), 10 (Thu), 11 (Fri), 12 (Sat), 17 (Thu), 18 (Fri), 19 (Sat)	NX, NX PHV, CT, UX, UX300e
Toyota Motor East Japan	Iwate Plant	Production line #1	1 (Tue), 2 (Wed), 3 (Thu), 4 (Fri), 7 (Mon), 8 (Tue), 9 (Wed), 10 (Thu), 11 (Fri), 12 (Sat), 14 (Mon)	C-HR, Aqua
		Production line #2		Yaris, Yaris Cross, Aqua
	Miyagi Ohira Plant		1 (Tue), 2 (Wed), 3 (Thu), 4 (Fri), 12 (Sat)	Yaris Cross, Sienta, Corolla Axio, Corolla Fielder, JPN Taxi
Toyota Auto Body	Fujimatsu Plant	Production line #2	1 (Tue), 2 (Wed), 3 (Thu), 4 (Fri), 7 (Mon), 8 (Tue), 9 (Wed), 10 (Thu), 11 (Fri), 12 (Sat), 14 (Mon), 15 (Tue), 16 (Wed)	Noah, Voxy

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